SC 13D

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

A. H. Belo Corporation
(Name of Issuer)
Series A Common Stock, par value $0.01
(Title of Class of Securities)
001282102
(CUSIP Number)
David P. Cohen
Minerva Advisors LLC
50 Monument Road, Suite 201
Bala Cynwyd, PA 19004
(484) 434-2258
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
April 21, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisiton that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [x]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	001282102

1	NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF REPORTING PERSONS (ENTITIES ONLY):

Minerva Advisors LLC Minerva Group, LP Minerva GP, LP Minerva GP, Inc. David P. Cohen

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) [ ]
(b) [ ]

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

Minerva Advisors LLC - WC Minerva Group, LP - WC Minerva GP, LP - WC Minerva GP, Inc. - WC David P. Cohen - PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Minerva Advisors LLC - Delaware Minerva Group, LP - Delaware Minerva GP, LP - Delaware Minerva GP, Inc. - Pennsylvania David P. Cohen - U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER:

Minerva Advisors LLC* - 594,605
Minerva Group, LP - 594,605
Minerva GP, LP* - 594,605
Minerva GP, Inc.* - 594,605
David P. Cohen* - 597,205

*Each of these reporting persons is deemed a beneficial owner of the 594,605 shares of the Issuer held by Minerva Group, LP.  David P. Cohen is also the beneficial owner of 2,600 shares of the Issuer owned individually.

	8	SHARED VOTING POWER:

Minerva Advisors LLC - 320,087 David P. Cohen** - 320,087 **David P. Cohen is deemed a beneficial owner of the 320,087 shares of the Issuer beneficially owned by Minerva Advisors LLC.

	9	SOLE DISPOSITIVE POWER:

Minerva Advisors LLC* - 594,605
Minerva Group, LP - 594,605
Minerva GP, LP* - 594,605
Minerva GP, Inc.* - 594,605
David P. Cohen* - 597,205

*Each of these reporting persons is deemed a beneficial owner of the 594,605 shares of the Issuer held by Minerva Group, LP.  David P. Cohen is also the beneficial owner of 2,600 shares of the Issuer owned individually.

	10	SHARED DISPOSITIVE POWER:

Minerva Advisors LLC - 320,087 David P. Cohen** - 320,087 **David P. Cohen is deemed a beneficial owner of the 320,087 shares of the Issuer beneficially owned by Minerva Advisors LLC.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

Minerva Advisors LLC* - 914,692
Minerva Group, LP - 594,605
Minerva GP, LP* - 594,605
Minerva GP, Inc.* - 594,605
David P. Cohen* - 917,292

*Each of these reporting persons is deemed a beneficial owner of the 594,605 shares of the Issuer held by Minerva Group, LP.  David P. Cohen is the beneficial owner of 2,600 shares of the Issuer owned individually and is also deemed a beneficial owner of the 914,692 shares of the Issuer beneficially owned by Minerva Advisors LLC.

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

Minerva Advisors LLC* - 4.8%
Minerva Group, LP - 3.1%
Minerva GP, LP* - 3.1%
Minerva GP, Inc.* - 3.1%
David P. Cohen* - 4.8%

*Each of these reporting persons is deemed a beneficial owner of the 3.1% of the shares of the Issuer held by Minerva Group, LP.  David P. Cohen is the beneficial owner of 0.01% of the shares of the Issuer owned individually and is also deemed a beneficial owner of the 4.8% of the shares of the Issuer beneficially owned by Minerva Advisors LLC.

Based on a total of 18,941,340 shares of the Issuer's Common Stock outstanding as of April 6, 2020, as reported in the Issuer's Quarterly Report on Form 10-Q for the period ended September 30, 2019.

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

Minerva Advisors LLC - IA Minerva Group, LP - PN Minerva GP, LP - PN Minerva GP, Inc. - CO David P. Cohen - IN

AMENDMENT NO. 1 TO SCHEDULE 13D

This Amendment No. 1 to the statement on Schedule 13D is being amended to reflect the fact that the Reporting Persons are no longer the beneficial owner of 5% of the outstanding Series A Common Stock of the Issuer. Reference is hereby made to the statement of Schedule 13D originally filed with the Securities and Exchange Commission ("SEC") on April 22, 2019. Terms defined in the Schedule 13D, as previously amended, are used herein as so defined.

The Schedule 13D is hereby amended as follows:

Item 1	Security and Issuer

This statement relates to the Series A Common Stock, par value $0.01 per share (the "Common Stock"), of A. H. Belo Corporation, a Texas corporation (the "Issuer"), whose principal executive offices are located at P.O. Box 224866, Dallas, Texas 75222-4866.

Item 3	Source and Amount of Funds or Other Consideration

The securities reported in this statment as beneficially owned by the Reporting Persons were acquired with funds of $5,739,352.46 (including brokerage commissions). All such funds were provided from the working capital of Minerva Advisors and Minerva Group, except for the shares owned individually by Mr. Cohen which were acquired with personal funds. Minerva Group's working capital consists of investment funds consisting of capital contributions from its partners and investors and capital appreciation derived therefrom for the principal purpose of buying and selling securities. Minerva Advisor's working capital consists of investment funds held in its separately managed accounts for the purpose of buying and selling securities.

Item 5	Interest in Securities of the Issuer

(a) Under the definition of "beneficial ownership" as set forth in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Reporting Persons may be deemed to beneficially own collectively an aggregate of 917,292 shares of Common Stock, representing 4.8% of the 18,941,340 shares of Common Stock outstanding as of April 6, 2020 (according to the Issuer's Quarterly Report on Form 10-Q for the period ended March 31, 2019 filed with the SEC).  The Reporting Persons other than Minerva Advisors, Minerva Group and Mr. Cohen each expressly disclaim beneficial ownership for all purposes of the Common Stock held by each of those Reporting Persons; Minerva Advisors expressly disclaims beneficial ownership for all purposes of the Common Stock held by Minerva Group and Mr. Cohen; Minerva Group expressly disclaims beneficial ownership for all purposes of the Common Stock held by Minerva Advisors and Mr. Cohen; and Mr. Cohen expressly disclaims beneficial ownership for all purposes of the Common Stock held by Minerva Advisors and Minerva Group.

(b) Minerva Group is a private fund managed by Minerva Advisors.  Minerva Group is the beneficial owner of, and has sole voting and dispositive power over, 594,605 shares of Common Stock, representing approximately 3.1% of the outstanding Common Stock.  Minerva Advisors, as the investment adviser to Minerva Group, Minerva GP, as the general partner of Minerva Group, Minerva Inc, as the general partner of Minerva GP, and Mr. Cohen, as President and sole Member of Minerva Inc, may each be deemed, for purposes of Rule 13d-3 under Securities Exchange Act of 1934 ("1934 Act"), to be the beneficial owner of the shares of Common Stock held by Minerva Group.

Minerva Advisors also acts as investment advisor to individually managed accounts.  Its investment advisory contracts grant Minerva Advisors shared investment power and voting power over the securities owned by its advisory clients.  Accordingly, Minerva Advisors may be deemed to be the beneficial owner of, and have shared voting and dispositive power over, 320,087 shares of Common Stock, representing 1.7% of the outstanding shares of Common Stock.  Mr. Cohen, as President and sole Member of Minerva Advisors, may also be deemed, for purposes of Rule 13d-3 under the 1934 Act, to be the beneficial owner of all of the shares of Common Stock beneficially owned by Minerva Advisors.

Mr. Cohen is the beneficial owner of, and has sole voting and dispositive power over, 2,600 shares of Common Stock, representing approximately 0.01% of the outstanding Common Stock.

(c) During the sixty-day period preceding the date this statement was filed, the following shares of Common Stock were transferred out of accounts: 7,027 shares of Common Stock on March 3, 2020.

(d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities reported in this statement, except for the beneficial owners of the accounts managed by Minerva Advisors, with respect to the shares in the respective managed accounts.

(e) As of April 21, 2020, the Reporting Persons ceased to be the beneficial owner of more than five percent of the outstanding shares of the Issuer's Common Stock.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MINERVA ADVISORS LLC
Date: April 27, 2020

By:		David P. Cohen, President

		By:	/s/ Beth N. Lowson

Name: Beth N. Lowson
Title: Attorney-In-Fact
The Nelson Law Firm, LLC
445 Hamilton Avenue
Suite 1102
White Plains, NY 10601

MINERVA GROUP, LP
Date: April 27, 2020

By:		MINERVA GP, LP, its General Partner

	By:		MINERVA GP, INC., its General Partner

	By:		David P. Cohen, President

		By:	/s/ Beth N. Lowson

Name: Beth N. Lowson
Title: Attorney-In-Fact
The Nelson Law Firm, LLC
445 Hamilton Avenue
Suite 1102
White Plains, NY 10601

MINERVA GP, LP
Date: April 27, 2020

By:		MINERVA GP, INC., its General Partner

	By:		David P. Cohen, President

		By:	/s/ Beth N. Lowson

Name: Beth N. Lowson
Title: Attorney-In-Fact
The Nelson Law Firm, LLC
445 Hamilton Avenue
Suite 1102
White Plains, NY 10601

MINERVA GP, INC.
Date: April 27, 2020

By:		David P. Cohen

		By:	/s/ Beth N. Lowson

Name: Beth N. Lowson
Title: Attorney-In-Fact
The Nelson Law Firm, LLC
445 Hamilton Avenue
Suite 1102
White Plains, NY 10601

DAVID P. COHEN
Date: April 27, 2020

		By:	/s/ Beth N. Lowson

Name: Beth N. Lowson
Title: Attorney-In-Fact
The Nelson Law Firm, LLC
445 Hamilton Avenue
Suite 1102
White Plains, NY 10601

POWER OF ATTORNEY
The undersigned does hereby constitute and appoint Stephen J. Nelson, Mary Anne Mayo, and Beth N. Lowson, each of The Nelson Law Firm, LLC, One North Broadway, Suite 712, White Plains, NY 10601, signing singly, with full power of substitution, as the true and lawful attorney of the undersigned, and authorizes and designates each of them to sign on behalf of the undersigned, and to file filings and any amendments thereto made by or on behalf of the undersigned in respect of the beneficial ownership of equity securities held by the undersigned, directly, indirectly or beneficially, pursuant to Sections 13(d), 13(f), 13(g) and 16 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations thereunder. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming any of the undersigned's responsibilities to comply with Sections 13(d), 13(f), 13(g) or 16 of the Exchange Act.
This Power of Attorney shall remain in full force and effect until withdrawn by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.
IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 5th day of February, 2016.

By:	/s/ David P. Cohen

David P. Cohen